SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and nine months ended September 30, 2011. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 and 2010 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2010, and all other disclosure documents of the Company. It should be noted that the audited consolidated financial statements for the year ended December 31, 2010, were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), the reconciliation of which can be found on page 13 of this MD&A. All amounts are stated in United States dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The effective date of this MD&A is November 23, 2011.

This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 16 of this MD&A is advised.

THIRD QUARTER HIGHLIGHTS

•	Revenues of $15.1 million in Q3 2011 (Q3 2010: $Nil)
•	Mine operating earnings of $10.3 million in Q3 2011 (Q3 2010: $Nil) exclusive of adjustments for derivative instruments and deferred revenue.
•

Cash flow from operating activities before changes in non cash working capital items was $5.1 million or $0.06 per share for Q3 2011 compared with negative cash flow of ($0.5 million) or ($0.01) per share for Q3 2010.

•	Cash and cash equivalents were $32.1 million at September 30, 2011 of which $1.5 million is designated cash.
•	Q3 2011 Santa Elena Mine operating statistics:
	o	Approximately 1,307,101 total tonnes of ore and waste were mined,
	o	253,496 ore tonnes were crushed and delivered to the pad, with average silver grade of 48.47 gpt and gold grade of 2.20 gpt,
	o	395,068 silver ounces and 17,912 gold ounces were contained in the ore loaded on to the pad,
	o	Silver production amounted to 106,636 ounces and gold production was 8,805 ounces.
•	Fabio Velarde was hired as the new General Manager for Santa Elena Mine.
•	Cruz de Mayo Project – drilling commenced on the planned 45 drill-hole program (core and RVC holes)
•	La Joya Project – compiling and validating data generated from the completed Phase I drill program for use in developing estimated resources.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 km northeast of Hermosillo, near Banamichi in the Sonora State of México. The Santa Elena Mine is a high–grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited (“MBL”) of $12,500,000. Construction was completed in September 2010. The capital cost of the fully financed project was approximately $20,000,000. The Santa Elena Mine commenced production on September 9, 2010, with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011, with the second quarter of 2011 being the first period reported as commercial, whereby revenues and expenses were presented in the unaudited consolidated interim financial statements.

On April 12, 2011, the Company announced the results of a Preliminary Assessment (“PA”) NI 43-101 compliant Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life. This would be a 52% increase from the current production level. The estimated life of mine cash cost is $9.70 per ounce silver equivalent.

The Company has an option to acquire a 100% interest in the La Joya Property, which consists of two contiguous mineral concessions (known as the La Joya West and La Joya East) encompassing a total of approximately 1,625 hectares, located approximately 75 kilometres southeast of the city of Durango, Mexico. Exploration programs are rapidly advancing the definition of a potential large polymetallic deposit at the La Joya Property (see news releases dated October 19 and November 14, 2011).

The Company’s other mineral properties include the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

RESULTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Revenues (1)
Silver revenue	$3,618,236	$-	$8,274,335	$-
Gold revenue - cash basis	6,183,504	-	11,563,368	-
	9,801,740	-	19,837,703	-
Gold revenue - non cash
- adjustment to market s pot price	4,681,312	-	7,554,160	-
- amortiza tion of deferred revenue	572,462	-	1,076,142	-
	15,055,514	-	28,468,005	-
Capitalized to Santa Elena Mine	-	-	(4,856,230)	-
Revenues reported	15,055,514	-	23,611,775	-
Cost of sales	(3,652,887)	-	(5,762,688)	-

Depletion, depreciation and accretion	(1,116,431)	-	(1,857,804)	-
Mine operating earnings	10,286,196	-	15,991,283	-

Income (expenses)
General and administrative	(915,056)	(420,653)	(2,387,884)	(1,281,492)
Share-based compensation	(708,324)	(218,630)	(1,071,682)	(302,419)
Foreign exchange gain (loss)	247,503	1,187,379	(100,458)	284,961
Interest income	73,233	9,264	123,192	17,661
Finance costs	(261,429)	-	(554,851)	-
Gain on held-for-trading securities	-	-	-	613,319
Loss on derivative instruments	(6,501,599)	(3,425,274)	(12,406,640)	(12,529,830)
	(8,065,672)	(2,867,914)	(16,398,323)	(13,197,800)

Earnings (loss) for the period	2,220,524	(2,867,914)	(407,040)	(13,197,800)

Other comprehensive earnings (loss)
Exchange loss in translation to US Dollars	(2,138,668)	(1,134,619)	(1,542,586)	(865,359)

Comprehensive earnings (loss) for the period	$81,856	$(4,002,533)	$(1,949,626)	$(14,063,159)

(1) - IFRS 18 – Revenue, s tates revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue, is recognized.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of silver and gold, fluctuations in foreign currency exchange rates, the amount of metals production, the level of operating costs, financing costs, general and administrative costs and capital expenditures. While the Company attempts to manage these risks, many risk factors affecting these risks are beyond the Company’s control.

Comparison of the three months ended September 30, 2011 and September 30, 2010

During the quarter ended September 30, 2011 revenue reported amounted to $15,055,514 (2010 - $Nil).

Silver sales were 96,631 ounces (2010 – Nil) at an average realized price of $37.44.

Gold sales were 7,627 ounces (2010 – NIL).

Gold delivered into the Hedging Facility was 6,102 ounces (2010 – Nil) at an average realized price of $926.50. Included in gold revenues is a non cash amount of $4,681,312 representing the difference between the market spot price at the date of delivery for gold (quarterly average of $1,694 per ounce) and the hedge price of $926.50 per ounce settled.

Gold delivered to Sandstorm was 1,525 ounces (2010 – Nil). The Company recorded $1,106,351 related to the delivery of these 1,525 gold ounces, which consists of $533,889 in cash received and $572,462 from amortization of deferred revenue.

Cost of sales amounted to $3,652,887. Cash cost per silver equivalent ounce sold amounted to $7.27 (Refer to Non-IFRS Performance Measures section).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

RESULTS OF OPERATIONS (continued)

As of the quarter ended March 31, 2011, the Company ceased capitalizing mine operating and finance expenses for the Santa Elena Mine which resulted in a significant increase in certain costs reported on the statement of operations when compared with the same period in 2010. General and administrative expenses increased to $915,056 (2010 - $420,653) and finance costs, which relate to the Project Loan, amounted to $261,429 (2010 – $Nil). Overall there was a general increase in personnel and costs with the Company reaching full production at Santa Elena.

Foreign exchange gain amounted to $247,503 (2010 – $1,187,379) due to the strengthening of the US dollar against the Company’s Mexican Peso and CAD Dollar holdings.

Loss on derivative instruments amounted to $6,501,599 (2010 - $3,425,274). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative loss comprises $5,912,934 relating to the incremental fair value of the MBL Hedging Facility and $588,665 relating to the incremental fair value of the MBL European gold call option, which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce for the Hedging Facility and $1,000 per ounce for the European gold call option respectively.

Exchange loss in translation to US Dollars amounted to $2,138,668 (2010 – $1,134,619) resulting from the change in presentation currency in January 1, 2011, from the Canadian Dollar to the US Dollar and resulting retranslation of the Company’s Canadian holdings.

Comprehensive earnings were $81,856 or $0.00 per share compared to a comprehensive loss of $4,002,533 or ($0.07) per share in 2010.

Comparison of the nine months ended September 30, 2011 and September 30, 2010

During the nine months ended September 30, 2011, revenue reported amounted to $23,611,775 (2010 - $Nil).

Silver sales were 224,526 ounces (2010 – Nil) at an average realized price of $36.85.

Gold sales were 14,260 ounces (2010 – NIL).

Gold delivered into the Hedging Facility was 11,408 ounces (2010 – Nil) at an average realized price of $926.50. Included in gold revenues is a non cash amount of $7,554,160 representing the difference between the market spot price as at the date of delivery for gold (nine month average of $1,589 per ounce) and the hedge price of $926.50 per ounce settled.

Gold delivered to Sandstorm was 2,852 ounces (2010 – Nil). The Company recorded $2,074,308 related to the delivery of these 2,852 gold ounces, which consists of $998,166 in cash received and $1,076,142 from amortization of deferred revenue.

As noted above, the quarter ended September 30, 2011 was the second period in which the Company recorded revenues and expenses in the statement of operations. Prior to April 1, 2011, sales from silver and gold, which amounted to $4,856,230, were capitalized to the Santa Elena Mine.

Comprehensive loss for the nine months ended September 30, 2011 was $1,949,626 or ($0.03) per share compared to a comprehensive loss of $14,063,159 or ($0.23) per share in 2010.

The comprehensive loss for the nine months September 30, 2011 was primarily due to non-cash loss on derivative instruments of $12,406,640. The derivative loss comprises $11,486,261 relating to the incremental fair value of the MBL Hedging Facility and $920,379 relating to the fair value of the MBL European gold call option, which represent the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce for the Hedging Facility and $1,000 per ounce for the European gold call option respectively.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

SANTA ELENA MINE

Operating Statistics	Nine Months	Three Months	Three Months	Three Months
	Ended September	Ended September	Ended June 30, 2011	Ended March 31,
	30, 2011	30, 2011		2011

Tonnes ore	652,965	248,192	249,214	155,559
Tonnes waste	2,279,878	1,058,909	708,049	512,920
Tonnes mined	2,932,843	1,307,101	957,263	668,479
Waste / ore ratio	3.49	4.27	2.84	3.30

Tonnes crushed and loaded on pad	721,077	253,496	249,054	218,527
Average ore tonnes crushed per day	2,641	2,755	2,737	2,428
Average silver ore grade (gpt) loaded on pad	42.19	48.47	44.09	34.07
Average gold ore grade (gpt) loaded on pad	1.78	2.20	1.91	1.14

Silver ounces delivered to pad	987,432	395,068	352,995	239,369
Gold ounces delivered to pad	41,186	17,912	15,268	8,006

Silver ounces produced	246,026	106,636	74,678	64,712
Silver ounces sold	224,526	96,631	70,326	57,569

Gold ounces produced	17,433	8,805	5,476	3,152
Gold ounces sold	14,260	7,627	4,300	2,333
Ounces delivered to Sandstorm	2,852	1,525	860	467
Ounces delivered to MBL Hedge	11,408	6,102	3,440	1,866

Silver equivalent ounces produced (1)	1,069,652	575,079	310,090	184,483
Silver equivalent ounces sold (1)	903,804	502,402	255,182	146,219

Gold market spot price at quarter end		$1,620.00	$1,505.50	$1,439.00
Silver market spot price at quarter end		$30.45	$35.02	$37.87

The Company is very pleased with the consistent progress being made at the operational level at the Santa Elena Mine. All aspects of the operations are at or above design capacities, including the crusher. The crusher is currently operating above daily designed throughput of 2,500 tonnes per day (“tpd”), with an average of 2,641 tpd to date in 2011.

Estimated silver recovery from inception to date is approximately 22% and estimated gold recovery to date is 41%. These recoveries are consistent with budgeted numbers of 24% for silver and 41% for gold during the ramp up phase. Projected life of mine total metal recoveries of 35 to 40% silver and 65 to 70% gold appear to be achievable, as all mining has now transitioned to the Main Zone. All ore mined for the remainder of the open pit mine life will be from the Main Zone, which provided the bulk samples for metallurgical testing that is the basis of projected total metal recoveries.

Silver and gold production has increased significantly from 64,712 ounces of silver and 3,152 ounces of gold in Q1 to 106,636 ounces of silver and 8,805 ounces of gold in Q3, 2011.

Production from Santa Elena mine is expected to be at a “steady-state” by the end of 2011. The Company is confident the target production for 2011 of 26,000 – 27,000 ounces of gold will be achieved. Silver production projected at 430,000 ounces is now expected to be about 16% lower at 360,000 ounces. Lower silver production may be due in part to significantly lower cyanide concentrations being used in leach solutions as compared to initial design parameters. While significant cost savings were realized with lower cyanide concentrations, these are now being increased to determine if silver recovery can be increased. Gold has consistently leached well at the lower cyanide concentration (500 ppm CN-). Projected costs of $8 per ounce silver equivalent is on target for the remainder of 2011.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

SANTA ELENA AND CRUZ DE MAYO, EXPANSION PLAN

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment (PA) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility. The Company has completed a Pre-Feasibility Study and internal feasibility study that confirmed the economic viability of the project.

Summary of Santa Elena Expansion Plan and PA

  Metal prices for the base case were $18 per ounce of silver and $1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.
  The Plan considers a conceptual 10 year mine life at an average annual production rate of 1.6 million ounces of silver and 39,000 ounces of gold (3.8 million ounces of silver equivalent or 68,000 ounces gold equivalent). This would be a 52% increase of produced metal from current operations.
  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent (or over 90,000 ounces gold equivalent) per year.
  Initial capital costs are $84 million including $47 million related to a new processing facility.
  Estimated cash operating costs of $9.70 per ounce of silver equivalent results in an average annual pre-tax operating cash flow of $28.5 million per year (after deducting sustaining capital averaging almost $3 million per year).
  At a 5% discount rate, the project has a base case Net Present Value (“NPV”) of $131 million, and $491 million NPV at current metal prices at the date of the report ($38 per ounce of silver and $1,450 per ounce of gold).

Outlook for remainder of 2011

Drilling at the 100%–owned Cruz de Mayo Project, located near its Santa Elena Mine in Sonora, Mexico, of approximately 45 core and RVC holes is underway to reclassify and potentially expand current NI43–101 resources. Approximately 15 holes have been drilled to date with the remainder to be completed during the first quarter of 2012. These will be utilized to upgrade the current resource estimate and to prepare a Preliminary Feasibility Study (PFS).

The Company has finished drilling the four geotechnical drill holes at the Santa Elena Mine to help establish geotechnical and hydrological parameters for the proposed decline and subsequent underground development. The portal site for the decline has been selected, and the initial underground contractor proposals for the Phase I underground work, consisting of approximately 1,800 metres of main ramp and exploration drifting to commence in January 2012, are currently being reviewed. The decline will be used to access the Main (Mineralized) Zone for further delineation drilling and access the unexplored portions of the Main Zone for the potential expansion of resources. When completed, the Phase I decline will allow development and initial production from the deposit that lies below the ultimate open pit limits. This work is being completed to a PFS for the Expansion Project which includes construction of a conventional mill.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The Company has entered into purchase and sale agreements for the right to acquire 100% of the La Joya Property, which consists of two contiguous mineral concessions (known as the La Joya West and La Joya East) encompassing a total of approximately 1,625 hectares.

Preliminary exploration by the Company at La Joya consisted of surface sampling and geological mapping, which showed several near vertical veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide and is associated with a nearby exposed intrusive. Geochemistry of the system includes Ag-Cu-Au--Mo-W-Sb, with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Native silver may also be present.

As at September 30, 2011 the Company had completed a 26 core hole drilling program (approximately 5,527 metres), which cost approximately $1.6 million. Main highlights as follows;

  Twenty three of the twenty six drill holes encountered significant intervals of Ag, Cu and Au values with associated Pb, Zn, tungsten (W) and molybdenum (Mo) in selective zones. The most significant to date are shown below.
Hole Number	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)	Ag (gpt) equiv.*
LJ10-01	12.1	126.7	1.07	0.26	275.1
LJ10-04	19.2	156.7	0.82	0.18	255.5
LJ10-09	19.2	90.5	0.27	0.19	129.6
LJ10-10	27.0	47.5	0.48	0.15	107.7
LJ11-17	35.0	112.1	1.11	0.22	211.2
LJ11-19	51.4	66.1	0.33	0.18	102.9
LJ11-20	9.0	186.4	1.69	0.28	334.7
LJ11-21	15.9	95.7	1.00	0.15	185.1
LJ11-24	11.3	107.9	0.17	0.09	126.3
LJ11-26	14.0	109.3	0.92	0 08	188.2

*Ag equivalent is based on 100% metallurgical recovery and price ratios of 82:1- Cu:Ag and :50:1- Ag:Au. Metals prices used to determine ratios were US$ 24/oz for Ag; US$ 3/lb for Cu and US$ 1200/oz for Au as recommended by an Independent Qualified Person (“IQP”). Minimum 2 metre width for mineralized intercept. All numbers have been rounded.

•

Phase 1 drill results, in conjunction with surface mapping and sampling have demonstrated continuity of the Ag-Cu-Au mineralization within an area of at least 700 metres long by 300 metres wide by 200 metres deep.

•	Historic drilling and recent surface mapping indicate the favourable mineralized trend may exceed 2 kilometres in length, of which the Phase 1 drilling has tested approximately 700 metres.
•	Four styles of mineralization have been identified in drill core;
	o	Multiple (at least 6) shallow-dipping near-surface mineralized manto zones from 3 - 30 metres in true thickness,
	o	Multiple (at least 6) near-vertical mineralized structures from 3 - 50 metres wide,
	o	A newly discovered “Contact Zone” proximal to the underlying intrusive with mineralized thicknesses up to 50 metres, and geology similar to the nearby San Martin and Sabinas mines
o

A large, pervasively mineralized gold and tungsten halo, which appears to be associated with the Contact Zone, is being evaluated. Selective assay results in this halo are up to 5 gpt gold and 1% tungsten (WO3). Molybdenum is also present with grades up to 0.7% Mo.

•

The Company is reviewing and validating extensive historic exploration data collected on the property from 1979 to 2006, including drill logs, certified lab analysis and archived core (est. 6,600m). The initial review of the historical data dramatically advances the geologic knowledge of the property and identifies several new exploration targets outside the area of the Company’s Phase I drill program.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

LA JOYA PROJECT – MEXICO (continued)

  In addition to the main area of interest defined by the Phase I exploration work, there are at least three other significant target areas on the Company’s concessions which have been identified by airborne geophysical anomalies and historical data, including drilling, and correspond to the general mineralized characteristics seen in the main area of interest.
  All identified target areas are open, with excellent potential for additional discoveries.

The Company is compiling and validating historical and current data through a IQP for use in developing estimated resources and a NI 43-101 Technical Report anticipated in Q4 2011.

A Phase II drilling program consisting of approximately 60 additional drill holes (in excess of 10,000m) and 20 RVC drill holes has commenced, is budgeted to cost approximately $3 million and be completed by mid-2012.

Based on Phase 1 drilling, management views La Joya as having the potential for a 20 million tonne deposit at an estimated average grade of 2 to 3 opt silver (total of about 50 million ounces) plus 0.3 to 0.7% copper and 0.2 to 0.25 gpt Au. The potential target is both open pit and underground.

Subsequent to the third quarter, the Company announced the potential for a near-surface large bulk mineable target at the La Joya Project. This assessment is based on the compilation of final Phase I Company drill results from 26 core holes and validation of 8 historic holes which cover an area of approximately 1,000 metres long and 500 metres wide. The average thickness of the mineralization is approximately 100 metres including dilution from less mineralized or unmineralized zones. Mineralization is considered semi-continuous for the Phase I drill area. These targets are conceptual in nature and further extensive exploration work is required in order to demonstrate the potential. There is no guarantee that these target sizes will be achieved.

For further information, please refer to News Releases dated December 1, 2010, March 7, June 6, October 17, and November 14, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to $NIL.

RECENT CORPORTE UPDATES

The Company’s shares commenced trading on the OTC market’s prestigious tier, OTCQX International, under the trading symbol: STVZF. This gives our current and potential shareholders another regulated platform from which they can conveniently trade our common shares. From the Company’s perspective, it provides added exposure to an expanded US market of precious metals investors.

SilverCrest appointed Michael Rapsch as Manager of Corporate Communications in October 2011. The Company feels strongly about communicating SilverCrest’s growth strategies to a broader audience of investment groups and to current shareholders. Management believes Michael has the experience and relationships in the industry to raise awareness of SilverCrest’s corporate profile. Michael will be responsible for management of all corporate communications activities, and will communicate the Company’s profile and production story to the investment community. For the past five years, Mr. Rapsch was responsible for the investor relations and marketing programs for Pediment Gold Corp., a company that went from discovery to advanced exploration of its key gold asset in Mexico, and was acquired by Argonaut Gold in early 2011.

SilverCrest appointed Dr. Salvador Aguayo Salinas as Vice President Corporate Development in Mexico and Fabio Velarde as General Manager for the Santa Elena Mine in October 2011. The Company is delighted to have Dr. Aguayo and Mr. Velarde as part of our aggressive and experienced team as SilverCrest moves forward with its plans for growth. Dr. Aguayo will be based in Hermosillo, Mexico, and will report to N. Eric Fier, Chief Operating Officer. Fabio will be based at the Santa Elena mine site and report to Brent McFarlane, V.P. of Operations. Dr. Aguayo has more than 25 years of mineral experience in leaching and recovery of precious metals. He has been a consultant for several mining companies including Hecla Mining, Eldorado Gold and Grupo México. Dr. Aguayo will be responsible for management of corporate development activities in Mexico and the Americas.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

RECENT CORPORATE UPDATES (continued)

Mr. Velarde has more than 20 years of development and operations experience in the mining industry. As a proven manager and operator, he has commissioned, operated and managed several mine projects in Latin America, including the San Andres and Cerro Mojon mines in Honduras and Nicaragua respectively. Since 2005, Mr. Velarde provided technical consulting support to several mining companies including Goldcorp Inc. and New Gold Inc. Most recently he was the Chief Metallurgist at Los Filos Mine in Guerrero, Mexico.

SilverCrest appointed Mr. Jed Thomas to the newly created position of Vice President, Exploration. Mr. Thomas will be based in Vancouver, BC, and will report to N. Eric Fier, Chief Operating Officer. Mr. Thomas has more than 25 years of mineral exploration and resource evaluation experience. He has led exploration programs and technical reviews for investment funds (Pacific, Hartford) and major mining firms (Newmont Mining Corp., Hecla Mining Co., Coeur de’Alene Mines Corp) on a variety of gold, copper, and silver projects, primarily focused on Mexico and South America. Mr. Thomas was previously Vice President, Development for Sage Resources LLC and JTL Capital. Mr. Thomas is a Qualified Person (QP) as defined by NI 43–101 standards for reporting.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents at September 30, 2011 was $32,122,284, compared to $9,034,623 balance as of December 31, 2010.

The Company had current assets of $42,381,836 at September 30, 2011 (Dec 31, 2010 – $10,865,995) and current liabilities of $21,019,084 (Dec 31, 2010 - $18,976,346) of which $12,384,843 (Dec 31, 2010 - $8,527,509) are non cash derivative instruments and $2,532,027 (Dec 31, 2010 - $1,739,431) is non cash deferred revenue. This resulted in working capital of $21,362,750 at September 30, 2011, compared to a working capital deficit of $(8,110,351) as of December 31, 2010. The increase is due primarily to a CAD$30,000,000 financing and cash flows from Santa Elena Mine operations.

The Company’s cash increased during the nine month period ended September 30, 2011, by $23,087,661 compared to Q3 2010 in which cash decreased by $7,074,990. Net cash provided by operating activities for the nine month period ended September 30, 2011, was $4,935,692 (2010 – ($2,697,419)). The third quarter of 2011 was the second period reported whereby revenues and expenses from the Santa Elena Mine were presented in the statement of operations. Prior to achieving commercial production revenues and related operating expenses were capitalized to the carrying value of the Santa Elena Mine.

Net cash provided by financing activities for the nine month period ended September 30, 2011 was $23,377,598 (2010 - $3,139,059).

In May, 2011, the Company completed a prospectus offering for total gross proceeds of $30,924,000 (CAD$30,000,000). The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months. The Company paid a total of $2,111,836 in share issuance costs by the end of the third quarter.

The Company made repayments on the Project Loan totaling $5,400,000 (2010 - $Nil) together with interest of $744,126 (2010 -$375,279). SilverCrest received $709,560 (2010 - $227,792) from the exercise of 925,000 (2010 – 383,750) stock options and $NIL (2010 –286,546) from the exercise of NIL (2010 – 454,750) warrants.

Net cash used in investing activities for the nine month period ended September30, 2011 was $3,599,659 (2010 – $7,626,210). Cash used during the period consists of $6,070,433 (2010 - $10,189,325) spent on property, plant and equipment for the Santa Elena Mine and $1,383,707 (2010 - $533) on exploration and evaluation at the La Joya and Cruz de Mayo Projects.

The Company received $3,810,238 (2010 - $Nil) from sales of silver and gold that were capitalized during the first quarter before revenues were reported in the second quarter in the statement of operations. Silvercrest received $44,242 (2010 - $17,678) from interest on cash and cash equivalents.

The Company received $Nil (2010 - $2,545,970) proceeds for the sale of held-for-trading securities. In April 2010, the Company sold their 3.5 million common shares of Sandstorm at CAD$0.75 per share.

The Company’s cash and cash equivalents were negatively impacted by foreign exchange of $1,625,970 (2010 – ($109,580)) at September 30, 2011, as the Company held CAD$23.5 million in cash equivalents. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

LIQUIDITY AND CAPITAL RESOURCES (continued)

Macquarie Bank Limited Project Loan and Hedging Facilities

Macquarie Bank Limited – Project Loan

As at the date hereof the Company’s Project Loan balance was $4.8 million. The Project Loan will be repaid in full on or before September 30, 2013 pursuant to the following repayment schedule;

Year ending December 31, 2011	$-	(* Paid $7,700,000 to date in fiscal 2011 )
Year ending December 31, 2012	2,500,000
Year ending December 31, 2013	2,300,000
	$4,800,000

*On October 31, 2011 the Company made a repayment of $2.3million from operating cashflows , the final mandatory repayment for fiscal 2011

The Project Loan is secured against the Santa Elena Mine, and is guaranteed by the Company. MBL requires the Company to maintain certain minimum debt service reserves and ratios based upon the Life of Mine Plan. Failure to meet certain of these prescribed reserves and ratios could result in an acceleration of the loan repayments. The Company is required to have available cash reserves of a minimum of their aggregate operating and capital costs to be expended at the Santa Elena Mine in the ensuing period of four weeks consistent with the Life of Mine Plan. As at September 30, 2011 the Company had reserved $1,450,000 related to this funding obligation.

Macquarie Bank Limited – Hedging Facility

On June 12, 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan. The Hedging Facility consisted of 55,000 ounces of gold sold forward at $926.50 per ounce, with the remaining delivery schedule as at September 30, 2011, shown below:

Metal	Maturity	Hedging Facility	Settled	Deliverable
		(Ounces)	(Ounces)	(Ounces)
Gold	2010	746	746	-
	2011	17,628	11,408	6,220
	2012	9,650	-	9,650
	2013	17,700	-	17,700
	2014	9,276	-	9,276
		55,000	12,154	42,846

Macquarie Bank Limited – European gold call option

In June 2009, as partial consideration for a Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of $1,000 per ounce with an option expiry date of June 13, 2012.

For further information, please refer to News Releases dated June 8, 2009, June 15, 2009 and November 26, 2009 on the Company’s website at www.silvercrestmines.com, and the Prospectus filed on SEDAR at www.sedar.com.

Liquidity Outlook

The Company’s cash and cash equivalents balance and the cash expected to be generated from the operation of the Santa Elena Mine are anticipated to be sufficient to meet the planned development and operating activities of the Company for the next twelve months.

The significant expected expenditures for 2012 include the following;

  Santa Elena Mine and Expansion Project – includes underground decline, mill design, 2 PFS studies (Cruz de Mayo and underground operation with mill) on the Expansion Project, potential down payments for major mill equipment, contractor deposits for underground work and operational capital costs could range from $10 to $12 million.

  La Joya Project - $3-6million of exploration expenditures depending on success of Phase II drill program which is budgeted at $3 million.

  Project Loan – repayment of remaining $4.8 million.

Over the next 12 months, the Company plans to produce 425,000 – 470,000 ounces of silver and 30,000 – 35,000 ounces of gold at Santa Elena Mine at an estimated average cash cost of $8 per silver ounce equivalent or $450 per gold ounce equivalent.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

SUMMARY OF QUATERLY RESULTS (Unaudited)

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Period		Cash flows before		Revenues (1)	Comprehensive	Comprehensive
			changes in working			Income (Loss)	Income ( Loss) per
			capital items				Share

Q3	September 30, 2011	IFRS	$5,129,814		$15,055,514	$81,856	$0.00
Q2	June 30, 2011	IFRS (2)	$3,113,371		$8,556,261	$790,429	$0.01
Q1	March 31, 2011	IFRS	$(52,661)	$	Nil	$(2,821,910)	$(0.04)
Q4	December 31, 2010	IFRS	$(142,545)	$	Nil	$(5,943,378)	$(0.10)
Q3	September 30, 2010	IFRS	$(499,074)	$	Nil	$(4,002,534)	$(0.07)
Q2	June 30, 2010	IFRS	$(1,225,963)	$	Nil	$(8,892,761)	$(0.15)
Q1	March 31, 2010	IFRS	$(705,273)	$	Nil	$(1,167,865)	$(0.02)
Q4	December 31, 2009	Canadian GAAP (3)	$(617,796)	$	Nil	$(8,335,731)	$(0.16)

(1)

In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. Refer to section above for explanation of revenue details.

(2)	The second quarter of 2011 was the first period whereby revenues and expenses were presented in the statement of operations.

(3)

On January 1, 2011, the Company changed the presentation currency of the financial statements from the Canadian Dollar to the US Dollar. Accordingly, the Company translated all comparative amounts to the US Dollar.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at September 30, 2011, the Company had 86,552,929 common shares outstanding. In addition, the Company had 5,850,000 outstanding share purchase options and 6,125,000 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 98,527,929.

As at the date hereof, the Company has 86,552,929 common shares outstanding. In addition the Company has 6,390,000 outstanding share purchase options and 6,125,000 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 99,067,929.

Share purchase options increased by 540,000 with grants to an officer, employees and consultants of the Company.

SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2011:

a)	The Company granted 540,000 incentive stock options to an officer, employees and consultants with a price of CAD$1.60 exercisable for terms varying from 2 to 5 years.

b)	On October 31, Company made a repayment of $2,300,000 against the Project Loan.

c)	During October, the Company fulfilled the minimum production obligation required as part of the Purchase Agreement with Sandstorm.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2011, the Company had no off balance sheet arrangements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the nine month periods ended September 30, 2011 and 2010:

a)	Legal Fees

Paid or accrued $102,516 (2010 - $55,576) for legal fees which were included in professional fees and $109,358 (2010 - $Nil) for share issuance costs to a law firm of which an officer of the Company is a partner.

b)	Key Management Compensation

Paid $345,177 (2010 - $252,460) for management fees to two companies (one controlled by the President and the other by the Chief Financial Officer).

Paid $281,963 (2010 - $126,230) for project management fees to two companies (one controlled by the Chief Operating Officer and the other by the Vice President of Operations). The fees were capitalized to property, plant and equipment up to April 1, 2011 and then included in the statement of operations in management fees and cost of sales for the six months to September 30, 2011.

Paid or accrued $48,580 (2010 - $Nil) for director fees to three companies controlled by three non executive directors.

Recorded share-based compensation of $901,856 (2010 - $224,901) for the fair value of options granted to officers and directors.

Paid $62,860 (2010 - $57,083) for technical services to a close member of the family of an individual who is part of key management personnel. The fees were capitalized to property, plant and equipment up to April 1, 2011 and then included in the statement of operations in cost of sales for the six months to September 30, 2011.

c)	Other transactions

Paid or accrued $397,726 (2010 - $51,443) for technical services which were included in property, plant and equipment to an engineering consulting firm of which an officer of the Company was an officer and shareholder until August 2010.

Included in accounts payable and accrued liabilities at September 30, 2011 is $8,295 (2010 - $14,609) due to a law firm of which an officer of the Company is a partner, $67,131 (2010 - $30,025) due to an engineering consulting firm of which an officer of the Company was an officer until August 2010 and $105,858 (2010 - $14,426) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c. Foreign Currency Risk

The Company operates in Canada, United States, Mexico and El Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash equivalents as they are generally held with large and stable financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6%, which on September 30, 2011, resulted in the interest rate being 6.25% . At September 30, 2011, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s earnings for the period.

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company as a requirement under the Project Loan entered into a gold price protection program.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company has adopted IFRS with an adoption date of January 1, 2011, and a transition date of January 1, 2010.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Notes 3 and 4 of our condensed interim financial statements provide more detail on our key Canadian GAAP to IFRS differences, our accounting policy decision and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

As a result of the accounting policy choices selected, and the changes required to be made on transition to IFRS, there was no material impact on the Company’s opening financial position as at January 1, 2010. The table below outlines the effect on the Company’s assets, liabilities and equity on adoption of IFRS on January 1, 2010, June 30, 2010, and December 31, 2010, for comparative purposes.

	December 31, 2010	September 30, 2010	January 1, 2010
Total assets under Canadian GAAP in US$	$48,901,252	$41,260,485	$38,447,592
Adjustment - capitalization of borrowing & transaction costs	1,039,347	717,589	-
Total assets under IFRS - unaudited	$49,940,599	$41,978,074	$38,447,592
	-	-	-
Total liabilities under Canadian GAAP in US$	$57,213,799	$47,827,493	$31,337,780
Adjustment - capitalization of borrowing & transaction costs	(1,045,258)	(1,140,282)	(1,425,352)
Total liabilities under IFRS - unaudited	$56,168,541	$46,687,211	$29,912,428

Total shareholders' equity under Canadian GAAP in US$	$(8,312,547)	$(6,567,008)	$7,109,812
Adjustment - capitalization of borrowing & transaction costs	2,084,605	1,857,871	1,425,352
Total shareholders' equity under IFRS - unaudited	$(6,227,942)	$(4,709,137)	$8,535,164

The following is a summary of the adjustment to comprehensive loss for the nine months ended September 30, 2010, and the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to our interim consolidated financial statements).

	December 31, 2010	September 30, 2010
Loss and comprehensive loss under Canadian GAAP in US$	$(20,665,790)	$(14,495,678)
Adjustment - capitalization of borrowing costs	659,253	432,519
Loss and comprehensive loss under IFRS - unaudited	$(20,006,537)	$(14,063,159)

The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statement of financial positions and statements of operations and comprehensive loss have resulted in the reclassification of amounts on the statements of cash flows, however there have been no changes to the net cash flows. IAS 7, Statement of Cash flows requires that cash flows relating to finance costs/interest to be separately disclosed within the statement classifications. Under Canadian GAAP, these amounts were previously disclosed as a note to the statement of cash flows. These amounts have been separately disclosed under ‘operating and financing activities’ within the statement of cash flows under IFRS.

Management continues to monitor changes in IFRS. The standard setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies SilverCrest has selected. In particular, management expect that there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC interpretations will be evaluated as required.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

CRITICAL ACCOUNTING ESTIMATES

The preparation of SilverCrest’s condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

Reclamation and Remediation Provisions

Reclamation and remediation provisions are estimated costs for the reclamation of the Company’s mine and properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include the Hedging Facility and European Call Option with MBL.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

CRITICAL ACCOUNTING ESTIMATES (continued)

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar and the functional currency of its Mexican mining operations to be the US dollar. Prior to January 1, 2011, the Canadian dollar was determined to be the measurement currency of the Company’s operations. Due to several financings in US dollars, as well as the commencement of start-up operations of the Santa Elena Mine in Mexico, and expected revenue generation in US dollars, it was determined that at January 1, 2011, the presentation currency of the Company is the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2012, or later and may affect the Company’s future financial statements. Management is currently assessing the impact of these pronouncements and does not expect the application to have a pervasive impact on accounting procedures or other business activities.

IFRS 9 - Financial Instruments (“IFRS 9”) IFRS 9 was issued in November 2009 and amended in October 2010. On August 4, 2011, the IASB issued an exposure draft to defer the mandatory effective date of from annual periods beginning on or after January 1, 2013, to annual periods beginning on or after January 1, 2015. Early adoption would continue to be permitted. This is the first part of a new standard on classification and measurement of financial 10 assets that will replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.

IFRS 10 - Consolidated Financial Statements (“IFRS 10”) was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. This standard requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. This standard combines and enhances the disclosure requirements for the Company’s interests in other entities, such as joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires disclosure of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

IFRS 13 - Fair Value Measurement (“IFRS 13”) was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This amendment requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

Non-IFRS Performance Measures

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold”. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the financial statements to cash cost per silver equivalent ounce sold:

Three months ended
September 30, 2011
Cost of sales	$3,652,887
Silver ounces sold	96,631
Gold ounces sold	7,627
Silver market spot price at quarter end	$1,620.00
Gold market spot price at quarter end	$30.45

Silver equivalent ounces sold	502,402
Cash cost per silver equivalent ounces sold	$7.27

CAUTIONARY STATEMENT AND DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated May 11, 2011. There have been no major changes from the reported risks factors outlined in this AIF. Important risk factors to consider, among others, are

  Precious and base metal fluctuations
  Operating hazards and risks
  Calculation of reserves and resources and precious metal recoveries
  Uncertainty of funding
  Substantial volatility of share price

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws risks related to the Company’s status as a foreign private issuer; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine month period ended September 30, 2011	TSX.V:SVL

CAUTIONARY STATEMENT (continued)

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the three month period ended September 30, 2011.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).